Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For..............................................................June 27, 2003

                               ETZ LAVUD Limited
...............................................................................

                (Translation of registrant's name into English)

              14 Rozansky Street, Industrial Zone, Rishon Lezion
...............................................................................
                   (Address of principal executive offices)




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         On June 27, 2003, Etz Lavud Limited filed an application to voluntarily delist its Common Shares and Class A Common Shares from trading on the American Stock Exchange. The Company will file a Form 15 with the Securities and Exchange Commission to exempt the Company from its reporting obligations under the Securities Exchange Act of 1934.

         A copy of the Company's press release relating to the application to delist and its intention to file on Form 15 is included as Exhibit 99.1 to this report.




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                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       Etz Lavud Limited
                                                      ------------------------
                                                          (Registrant)



DATE:  June 27, 2003                                 By:/s/David Kremmerman
                                                        ----------------------
                                                         David Kremmerman
                                                         General Manager


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                                                                EXHIBIT 99.1

                       Press Release Dated Jun 27, 2003

         Etz Lavud Limited Announces Filing of an Application to Delist From Trading on the American Stock Exchange and its Intent to File For Exemption from its Reporting Requirements Under the Securities Exchange Act of 1934.

         Etz Lavud Limited (AMEX: ETZ) announced on June 27, 2003 that it has filed an application to voluntarily delist its common stock from trading on the American Stock Exchange. A special meeting of Etz Lavud shareholders will be called to ratify the decision of the Board of Directors to delist the common stock. Following delisting, Etz Lavud expects that its common stock will continue to be traded on the Pink Sheets under the symbol "ETZ".

         In addition to delisting, the Company will file a Form 15 with the Securities and Exchange Commission. As a result of such filing, Etz Lavud's U.S. reporting obligations for its Common Shares and Class A Common Shares under the Securities Exchange Act will be suspended, effective immediately upon filing, and a permanent exemption from the company's U.S. reporting obligations is expected to occur within ninety days of the date of the Form 15 filing.

         The Board of Directors determined that these actions would benefit the Company by eliminating significant anticipated costs, including fees and expenses relating to: American Stock Exchange annual listing charges; preparation and filing of periodic reports with the Securities and Exchange Commission; legal and accounting services; distribution to shareholders of reports and proxy materials required by the Securities Exchange Act; and compliance with the Sarbanes-Oxley Act of 2002.

         Any statements in this release concerning Etz Lavud's intentions, expectations or predictions about future results or events are "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. A variety of factors could cause actual results or events to differ materially from projections, anticipated results or other expectations expressed in this release, including, without limitation, delays in making these filings or action by the AMEX or the SEC concerning these filings.